Filed by: EVOTEC AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Renovis, Inc.

Exchange Act File No. 000-50564

07 Jan 2008

Evotec Provides Update on Planned NASDAQ Listing in the

Context of its Announced Acquisition of Renovis

–	Registration statement on Form F-4 filed with the SEC

–	Shares expected to be approved for listing on NASDAQ in H1 2008

–	Compilation of IFRS financial information resulted in adjustments of Evotec’s consolidated financial statements with a positive net effect on the accumulated deficit of EUR 23.7 million as of September 30, 2007

Hamburg, Germany | Oxford, UK—Evotec AG (Frankfurt Stock Exchange: EVT) today provided further details on its planned NASDAQ listing in the context of the anticipated acquisition of Renovis, Inc. Evotec AG has filed a registration statement on Form F-4 to register with the US Securities and Exchange Commission (SEC) the Evotec AG ordinary shares. These shares underlie the Evotec AG American Depositary Shares, or ADSs, that Renovis stockholders will receive in connection with the proposed merger. The Evotec ADSs are expected to be approved for listing on the NASDAQ Global Market under the trading symbol “EVTC” in H1 2008. JPMorgan Chase Bank, N.A., as the depositary will issue the ADSs.

In the process of compiling financial information, that is required to be filed with the SEC as part of the registration statement, the Company has retrospectively adjusted the representation of the ENS Holdings, Inc. acquisition under International Financial Reporting Standards (IFRS). In its previously filed consolidated financial statements under IFRS for the year ended December 31, 2005 the Company had capitalised and immediately impaired the portion of the purchase price allocated to goodwill in the amount of EUR 18.5 million, which resulted in a charge in that amount against earnings. Following a review of the accounting of the business combination, this amount has now been re-evaluated and allocated mainly to developed technologies acquired (“In-process Research and Development”) in the amount of EUR 38.5 million, in particular to Evotec’s clinical programs EVT 201 and the EVT 100 series, which according to IFRS has to be capitalized and to be carried forward according to IAS 38. EUR 7.1 million was allocated to the customer list and EUR 0.5 million to goodwill. This change in accounting has also resulted in a net deferred tax effect in the amount of EUR (0.4) million. In total, those adjustments have led to an improvement of the Evotec group net income for the fiscal year 2005 in the amount of EUR 18.1 million and in a respective increase in total shareholders’ equity. The adjustments have also impacted the subsequent consolidated financial statements of Evotec AG. For the year ended December 31, 2006 the related net deferred tax benefit amounted to EUR 5.0 million and for the period ending September 30, 2007 to EUR 1.5 million, resulting in a respective improvement of Evotec group net income and increase in total shareholders’ equity.

Similarly, the revaluation of certain fixed assets for the 2004 and 2005 fiscal years as well as the representation of the earn-out of founding shareholders in the context of the acquisition of ProPharma Ltd. has also been adjusted for the fiscal years 2004, 2005 and 2006 to harmonize treatment under IFRS and US GAAP. Those adjustments have resulted in a reduction of Evotec group net income in the amount of EUR 0.1 million in 2004, EUR 0.5 million in 2005 as well as EUR 0.2 million in 2006. The net effect of both adjustments resulted in an increased accumulated deficit in the amount of EUR 0.8 million as of September 30, 2007.

Finally, for the nine months period ending September 30, 2007 the non-operating profit from the divestment of Evotec Technologies to PerkinElmer (EUR 11.2 million) was now allocated to discontinued operations instead of continuing operations as shown in Evotec’s third quarter report.

All of these adjustments do not result in a material change of Evotec’s financial position and are cash neutral for all periods.

Evotec will publish the revised audited consolidated financial statements in due course.

Contact: Anne Hennecke, Senior Vice President, Investor Relations & Corporate Communications, Evotec AG, Phone: +49.(0)40.56081-286, anne.hennecke@evotec.com

Forward looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Evotec’s products, the timing of the completion of the transaction between Evotec and Renovis, the anticipated benefits of the business combination transaction involving Evotec and Renovis, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. Evotec cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties’ ability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the transaction; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations.

The risks included above are not exhaustive. The most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission and the Registration Statement on Form F-4, filed by Evotec with the Securities and Exchange Commission, contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional information

Renovis has filed a Current Report on Form 8-K that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec has filed a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080. In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.